Exhibit 99.6

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

KEEGAN RESOURCES INC.
(the "Company")

The Company reports that the following matters were voted upon and approved by the Shareholders of the Company at the annual general and special meeting of the Company held on September 27, 2011 (the “Meeting”):

1.	Election of Directors - The following were elected as directors of the Company:

Maurice Tagami
Gordon J. Fretwell
Daniel T. McCoy
Robert J. McLeod
Marcel de Groot
Keith Minty
Shawn Kristen Wallace

2.	Appointment of Auditor - KPMG LLP, Chartered Accountants, was appointed as auditor of the Company for the ensuing year.

3.	Share Option Plan – Shareholders approved the adoption of a new form of share option plan.

4.	Preferred Shares and Adoption of New Articles – The resolution was withdrawn from the Meeting Agenda on the direction of the Chairman as there was insufficient support.